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VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.,

Washington, D.C. 20549-7010

Attention:	Ms. Cecilia Blye
Chief, Office of Global Security Risk

Re:	Follow-up Comment Letter dated April 21, 2010
Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A.)
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 1-15018

Dear Ms. Blye:

By letter dated March 23, 2010 (the “Original Comment Letter”), the Staff (the “Staff”) of the Office of Global Security Risk of the United States Securities and Exchange Commission (the “Commission”) issued a comment to the annual report on Form 20-F filed with the Commission on June 30, 2009, as amended by the Form 20-F/A filed with the Commission on October 28, 2009 (the “2008 Form 20-F”), by Fibria Celulose S.A. (“Fibria” or the “Company”). In a new letter dated April 21, 2010 (the “Follow-up Comment Letter”), the Staff of the Commission made a follow-up comment to Fibria’s April 8, 2010 response to the Original Comment Letter.

On behalf of our client, Fibria, we are responding below to the comment contained in the Follow-up Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold the Staff’s follow-up comment and have provided the response immediately below it.

Form 20-F for Fiscal Year Ended December 31, 2008

General

1.	We note the statement in your April 8, 2010 letter to the staff that you don’t believe your prior sales to Iran and Syria are material. Please discuss specifically the materiality of your sales with Iran and Syria described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

RESPONSE

The Company believes that its indirect sales of pulp to customers in Iran and Syria (the “Identified Countries”) are immaterial and do not constitute a material investment risk for the Company’s security holders. In assessing materiality, the Company considered whether there is a substantial likelihood that the information would be viewed by a reasonable investor as significantly altering the total mix of information available about the Company and its securities. In this process, the Company considered both quantitative and qualitative factors that a reasonable investor would deem important in making an investment decision about the Company’s shares, including the potential impact of disclosure on the Company’s reputation, share value and investor sentiment.

The Company believes that its indirect sales of pulp to customers in the Identified Countries are not quantitatively material to a reasonable investor making an investment decision about the Company’s shares. The sales volume and sales revenue derived from the Company’s transactions with trading companies that resold the Company’s products (in this case pulp) to customers in the Identified Countries in the periods indicated, and the percentages that these transactions represented in the Company’s total consolidated sales volume and total consolidated sales revenue in the same periods, were as follows:

	As of and for the Year Ended December 31,
	2007			2008			2009
	Iran	Total(1)	% of Total	Iran	Total(1)	% of Total	Iran	Total(1)	% of Total
Sales Volume (thousand tons)	1.5	1,098.1	0.13660%	1.7	1,200.7	0.14155%	2.0	4,903.3	0.04079%
Sales Revenue (US$ million)	0.7	1,333.0	0.05251%	1.9	1,366.0	0.13909%	1.4	2,800.0	0.05000%

(1)	Refers to total consolidated sales volume and revenue of pulp, paper and other products sold by the Company. Figures are derived from the Company’s 2009 annual report on Form 20-F filed with the Commission on April 30, 2010.

	As of and for the Year Ended December 31, 2009
	Syria	Total(1)	% of Total
Sales Volume (thousand tons)	4.1	4,903.3	0.08362%
Sales Revenue (US$ million)	2.8	2,800.0	0.10000%

(1)	Refers to total consolidated sales volume and revenue of pulp, paper and other products sold by the Company. Figures are derived from the Company’s 2009 annual report on Form 20-F filed with the Commission on April 30, 2010.

	As of and for the Year Ended December 31, 2009
	Iran+Syria	Total(1)	% of Total
Sales Volume (thousand tons)	6.1	4,903.3	0.12441%
Sales Revenue (US$ million)	4.2	2,800.0	0.15000%

(1)	Refers to total consolidated sales volume and revenue of pulp, paper and other products sold by the Company. Figures are derived from the Company’s 2009 annual report on Form 20-F filed with the Commission on April 30, 2010.

As of December 31 2007, 2008 and 2009, we had no assets or liabilities related to Iran, Syria, Sudan or Cuba.

The Company also believes that these indirect pulp sales to customers in the Identified Countries are not qualitatively material to a reasonable investor making an investment decision about the Company’s shares and do not pose a material investment risk for the Company’s security holders because:

•

all products sold by the Company do not have any specialized military or similar use, and cannot contribute materially to the ability of the Identified Countries to acquire or develop weapons or related military technologies; and

•

the trading companies that resold the pulp in question to customers in the Identified Countries are not affiliated to the Company and, as a result, the Company is unable to exert any material influence on the resale plans that had been made by those trading companies with respect to the products that they purchased from the Company and resold to customers in the Identified Countries.

The Company is aware that certain U.S. investors may be subject to investment limitations imposed by U.S. laws or policies with regard to investment in companies that do business with or in the Identified Countries, and that other investors may also choose to make their investment decisions, in whole or in part, on this basis. Nonetheless, the Company is not aware of any investor inquiries within at least the past three years concerning any business that the Company may have done with customers in the Identified Countries or in any other country, including Cuba and Sudan, identified by the U.S. State Department as a state sponsor of terrorism. Based on the above clarifications, the Company does not expect that any investor would choose to divest their interest in the Company based on the facts raised by the Staff’s

Original Comment Letter or Follow-up Comment Letter to the 2008 Form 20-F. For the same reasons, the Company does not expect to experience any material adverse effect on its reputation or the value of its securities as a result of its indirect, de minimis sales of pulp to customers in the Identified Countries. Further, neither the Company nor any of its subsidiaries seek to pursue sales to or engagements in or with the Identified Countries or any other country, including Cuba and Sudan, identified by the U.S. State Department as a state sponsor of terrorism while they are subject to U.S. economic sanctions. In that regard, for example, neither the Company nor any of its subsidiaries visits, attends events for business promotional purposes or advertises its products in those countries.

*  *  *

We have attached hereto the Company’s representation letter, as requested by the Staff in the Follow-up Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please fee free to call me at +55 11 3708-1830.

Very truly yours,

/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

cc:	Ms. Jennifer Hardy (Special Counsel, Office of Global Security Risk)

Mr. John Reynolds (Assistant Director, Division of Corporation Finance)

Mr. Evandro Cesar Camillo Coura (Fibria)

Mr. Eduardo Andretto (Fibria)

Ms. Jamie L. Boucher (Skadden, Arps, Slate, Meagher & Flom LLP)

Tel 55 11 2183 4000
Fibria
Alameda Santos 1357 | 06° andar
01419-908 | São Paulo SP
www.fibria.com.br

May 6, 2010.

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.,

Washington, D.C. 20549-7010

Att:	Ms. Cecília Blye, Chief Office of Global Security Risk

Re:	Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A.)
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File no. 1-15018

Dear Ms. Blye,

By letter dated March 23, 2010 (the “Original Comment Letter”), the Staff (the “Staff”) of the Office of Global Security Risk of the United States Securities and Exchange Commission (the “Commission”) issued a comment to the annual report on Form 20-F filed with the Commission on June 30, 2009, as amended by the Form 20-F/A filed with the Commission on October 28, 2009 (the “2008 Form 20-F”), by Fibria Celulose S.A. (“Fibria”). In a new letter dated April 21, 2010 (the “Follow-up Comment Letter”), the Staff of the Commission made a follow-up comment to Fibria’s April 8, 2010 response to the Original Comment Letter.

In connection with our response to the Follow-up Comment Letter, we confirm that:

•	Fibria is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•	Fibria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Fibria Celulose S.A.

By:	/s/ Evandro Cesar Camillo Coura
Evandro Cesar Camillo Coura
Director of Control and Risk Management